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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 7, 2019

Glaukos Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-37463 (Commission File Number)	33-0945406 (IRS Employer Identification No.)

229 Avenida Fabricante, San Clemente, California (Address of principal executive offices)	92672 (Zip Code)

Registrant's telephone number, including area code: (949) 367-9600

Not Applicable
Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

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Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	GKOS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.

Merger Agreement

        On August 7, 2019, Glaukos Corporation, a Delaware corporation ("Glaukos"), Avedro, Inc., a Delaware corporation ("Avedro") and Atlantic Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will be merged with and into Avedro (the "Merger"), with Avedro continuing as the surviving corporation.

        The board of directors of Glaukos (the "Glaukos Board") (with Mr. Thomas W. Burns recusing himself) (i) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Glaukos and its stockholders, and (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger.

        Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.00001 per share, of Avedro ("Avedro Common Stock") (other than shares of Avedro Common Stock owned by Glaukos, Merger Sub or Avedro or any direct or indirect wholly owned subsidiary of Glaukos or Avedro) issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive 0.365 (the "Exchange Ratio") of a share of common stock, par value $0.001, of Glaukos ("Glaukos Common Stock" and such amount of shares, the "Merger Consideration"). The parties intend that for U.S. federal income tax purposes the Merger qualify as a tax free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

        The Merger Agreement also provides that, at the Effective Time:

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  Each outstanding and unexercised option to purchase Avedro Common Stock (whether vested or unvested) (an "Avedro Stock Option") will be assumed by Glaukos and converted into an option (an "Assumed Stock Option") to purchase a number of shares of Glaukos Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Avedro Common Stock subject to such Avedro Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio. The per share exercise price for the Glaukos Common Stock issuable upon exercise of such Assumed Stock Option will be equal (rounded up to the nearest whole cent) to the exercise price per share of Avedro Common Stock applicable to such Avedro Stock Option immediately prior to the Effective Time divided by the Exchange Ratio. Otherwise, each Assumed Stock Option will be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as was applicable to the corresponding Avedro Stock Option immediately prior to the Effective Time.

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  Each then-outstanding restricted stock unit issued by Avedro (an "Avedro RSU") (but excluding any Avedro RSU that becomes vested prior to or as a result of the consummation of the Merger and is settled in shares of Avedro Common Stock that converts into the right to receive the Merger Consideration) will be assumed by Glaukos (an "Assumed RSU") and converted into the right to receive the number of shares of Glaukos Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Avedro Common Stock subject to such Avedro RSU immediately prior to the Effective Time multiplied by the Exchange Ratio. Otherwise, each Assumed RSU will be subject to the same terms and conditions (including vesting, payment and withholding provisions) as were applicable to the corresponding Avedro RSU immediately prior to the Effective Time.

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  The warrants to purchase shares of Avedro Common Stock (an "Avedro Warrant") issued in favor of each of Hercules Technology III, L.P. and OrbiMed Royalty Opportunities II, LP that are outstanding and unexercised as of immediately prior to the Effective Time will be assumed by Glaukos and converted into a warrant (an "Assumed Warrant") to purchase a number of shares of Glaukos Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Avedro Common Stock subject to such Avedro Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio. The per share exercise price for the Glaukos Common Stock issuable upon exercise of such Assumed Warrant will be equal (rounded up to the nearest whole cent) to the exercise price per share of Avedro Common Stock applicable to such Avedro Warrant immediately prior to the Effective Time divided by the Exchange Ratio. Otherwise, each Assumed Warrant will be subject to the same terms and conditions (including expiration date and exercise provisions) as was applicable to the corresponding Avedro Warrant immediately prior to the Effective Time.

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  Each Avedro Warrant (other than Avedro Warrants that are being converted into Assumed Warrants) will be cancelled and converted into the right to receive a number of shares of Parent Common Stock equal to (i) the number of shares of Avedro Common Stock subject to such Avedro Warrant multiplied by the Exchange Ratio minus (ii) the quotient obtained by dividing the aggregate exercise price of such Avedro Warrant by the volume weighted averages of the trading price of Parent Common Stock for the five consecutive trading dates ending three trading days prior to the consummation of the Merger.

        Glaukos will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Form S-4") in connection with its issuance of Glaukos Common Stock as the Merger Consideration. The Form S-4 will include a prospectus and a proxy statement filed by Avedro relating to a special meeting of Avedro's stockholders to be held to vote on the adoption of the Merger Agreement.

        The consummation of the Merger is subject to, among other things, (1) the adoption of the Merger Agreement by the holders representing at least a majority of the outstanding Avedro Common Stock entitled to vote (the "Avedro Stockholder Approval"), (2) the expiration or termination of any applicable waiting period (or extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction enjoining or otherwise prohibiting the consummation of the Merger or any applicable law of a governmental authority of competent jurisdiction prohibiting or rendering illegal the consummation of the Merger, (4) the Form S-4 being declared effective by the SEC under the Securities Act of 1933, as amended, (5) the approval for listing on the New York Stock Exchange of the shares of Glaukos Common Stock issuable as Merger Consideration, (6) the absence of a material adverse effect on Glaukos or Avedro, (7) the receipt by each of Glaukos and Avedro from their respective counsels of a tax opinion that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and (8) certain other customary conditions, including relating to the parties' representations and warranties in the Merger Agreement and the performance of their respective obligations.

        The Merger Agreement contains customary representations and warranties made by each of Avedro, Glaukos and Merger Sub. The Merger Agreement also contains customary pre-closing covenants, including covenants, among others, (1) by Avedro to operate its businesses in all material respects in the ordinary course consistent with past practice, (2) by Avedro to refrain from taking certain actions, (3) by Avedro, subject to certain exceptions, not to solicit, initiate or knowingly encourage or knowingly facilitate any inquiries, offers or the making of any proposal for, or announcement of, a transaction that is an alternative transaction to the Merger, (4) by Avedro to call and hold a special meeting of its stockholders and, subject to certain exceptions, require the board of directors of Avedro (the "Avedro Board") to recommend to Avedro's stockholders that they vote in favor of the adoption of the Merger Agreement, and (5) by each party to use reasonable best efforts to obtain certain regulatory approvals and to cause the conditions to the Merger to be satisfied.

        The Merger Agreement contains certain termination rights, including, subject to certain exceptions, (1) in the event that the parties mutually agree to termination, (2) for either Glaukos or Avedro, if any law or order of a governmental authority of competent jurisdiction prohibiting consummation of the Merger becomes final and non-appealable, (3) for either Glaukos or Avedro, if the Merger is not consummated by May 7, 2020, (4) for Glaukos, if the Avedro Board changes its recommendation that Avedro's stockholders adopt the Merger Agreement, fails to include its recommendation in its proxy statement, or fails to publicly reaffirm its recommendation within 10 business days of Glaukos' written request following the public announcement of an alternative takeover proposal (that is not publicly withdrawn), (5) for Glaukos, if Avedro breaches in any material respect its non-solicitation obligations under the Merger Agreement, (6) for Avedro, if Glaukos or Merger Sub is in breach of its representations and warranties or covenants or agreements under the Merger Agreement such that the relevant closing condition is not, or would not be, satisfied as of the closing date of the Merger, (7) for Glaukos, if Avedro is in breach of its representations and warranties or covenants or agreements under the Merger Agreement such that the relevant closing condition is not, or would not be, satisfied as of the closing date of the Merger, (8) for either Glaukos or Avedro, if the Avedro Stockholder Approval is not obtained, and (9) for Avedro, in order to enter into an agreement providing for a superior alternative transaction. The Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, Avedro may be required to pay to Glaukos a termination fee equal to approximately $22.5 million in cash.

        The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

        The Merger Agreement has been attached as an exhibit to provide stockholders with information regarding its terms. It is not intended to provide any other factual information about Glaukos or Avedro. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Glaukos or Avedro at the time they were made or otherwise and should only be read in conjunction with the other information that Glaukos or Avedro makes publicly available in reports, statements and other documents filed with the SEC.

Voting Agreement

        In connection with the Merger Agreement, certain stockholders of Avedro (including certain members of Avedro's management and all members of the Avedro Board) who are beneficial owners of approximately 41% of the outstanding shares of Avedro Common Stock (the "Voting Agreement Stockholders") entered into separate voting agreements (each, a "Voting Agreement") with Glaukos whereby each Voting Agreement Stockholder agreed, among other things, to vote the shares of Avedro Common Stock owned and/or controlled by such stockholder in favor of adoption of the Merger Agreement and approval of the consummation of the Merger, as well as such other matters set forth in the Voting Agreement. Under each Voting Agreement, the applicable Voting Agreement Stockholder has granted to Glaukos (and its designee) an irrevocable proxy to vote its shares of Avedro Common Stock as provided in the preceding sentence. Each Voting Agreement also contains restrictions on transfer that, subject to limited exceptions, prevent each Voting Agreement Stockholder from transferring their shares of Avedro Common Stock. Each Voting Agreement terminates upon the earliest to occur of (1) the Effective Time, (2) the date the Avedro Board changes its recommendation that the Avedro's stockholders adopt the Merger Agreement in response to a superior alternative proposal in accordance with the terms of the Merger Agreement, (3) the termination of the Merger Agreement in accordance with its terms, and (4) upon mutual written agreement of the parties.

        The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.02.    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

        On August 6, 2019, Gilbert H. Kliman, M.D., a member of the Glaukos Board, resigned as a director of Glaukos. His resignation was not the result of any disagreement with Glaukos on any matter related to Glaukos' operations, policies or practices. Rather, Mr. Kliman resigned in order to avoid any appearance of a conflict of interest as he was also, prior to his resignation, a member of the Avedro Board. Mr. Kliman also resigned from the Avedro Board on August 6, 2019. Accordingly, Mr. Kliman did not participate in the approval of the Merger Agreement by either the Glaukos Board or the Avedro Board.

Item 8.01.    Other Events.

        On August 7, 2019, Glaukos and Avedro issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.    Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of August 7, 2019, among Glaukos Corporation, Atlantic Merger Sub Inc., and Avedro, Inc.
10.1	Form of Voting Agreement
99.1	Press Release issued August 7, 2019

Additional Information and Where to Find It

        In connection with the proposed transaction between Glaukos and Avedro, Glaukos will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of Glaukos and will also contain a proxy statement of Avedro. Glaukos and Avedro also plan to file other relevant documents with the SEC regarding the proposed transactions. After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Avedro. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Glaukos or Avedro with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos will be available free of charge within the

Investor Relations section of Glaukos' internet website at http://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro will be available free of charge within the Investor Relations section of Avedro's internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769.

No Offer or Solicitation

        This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

        Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro's directors and executive officers is included in Avedro's Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro's Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro's Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about Glaukos' directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above.

Use of Forward-Looking Statements

        This communication contains "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements may contain words such as "believes", "anticipates", "estimates", "expects", "intends", "aims", "potential", "will", "would", "could", "considered", "likely" and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management's current expectations, assumptions, estimates and beliefs. While Avedro and Glaukos believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Avedro to obtain stockholder approval as required for the proposed transaction; (ii) failure to obtain governmental and regulatory approvals required for the closing of the proposed transaction; (iii) failure to satisfy the conditions to the closing of the proposed transaction; (iv) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (v) the effect of the announcement of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or Glaukos does business, or on Avedro's or

Glaukos' operating results, market price of common stock, and business generally; (vi) potential legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vii) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (viii) competitive pressures in the markets in which Avedro and Glaukos operate; (ix) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (x) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro's and Glaukos' most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC's website at www.sec.gov. The risks and uncertainties described above and in Avedro's most recent Quarterly Report on Form 10-Q and Glaukos' most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2019
GLAUKOS CORPORATION
	By:	/s/ Joseph E. Gilliam Joseph E. Gilliam Chief Financial Officer and Senior Vice President, Corporate Development

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  Item 1.01 Entry into a Material Definitive Agreement.
  Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
  Item 8.01. Other Events.
  Item 9.01. Financial Statements and Exhibits.
SIGNATURES